Exhibit 99.1

Ballard Publishes its Environmental, Social, and Governance Report for 2022

VANCOUVER, BC, July 19, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the publication of its fourth annual Environmental, Social, and Governance (ESG) Report. Built around Ballard's purpose of Here for LifeTM, the report highlights the company's 2022 performance across the dimensions of environmental, social, and governance and demonstrates an ongoing commitment to transparency and environmental leadership in the fuel cell industry.

The report captures the first year of focused action resulting from our ESG strategy and the pursuit of Ballard's sustainability commitments and supporting initiatives. Related information regarding Ballard's ESG governance, risk management, and performance are also outlined within this report.

Highlights from the 2022 ESG Report include:

  Continued improvement in overall ESG research ratings
  In 2022, Ballard fuel cell technology prevented ~53 million gallons of consumed diesel, avoiding ~540,000 tCO2e1
  20% emissions intensity decline since 2019 across reported scope 1, scope 2, and scope 3 emissions
  Outline of the Company's carbon neutral by 2030 plan, including key goals for driving decarbonization of corporate emissions
  88% annual employee retention rate
  Increased women representation at the senior leadership level by 14% since 2019
  Taught more than 125,000 students hydrogen fuel cell technology through Ballard's Hydrogen Challenge Education Program
  63% decrease in lost-time injury rate year over year
  93% of total operating waste was recycled
  Established a board delegated Sustainabiliy and Governance Committee for strengthened oversight of ESG performance

"At Ballard, we are commercialzing innovative solutions that put hydrogen-powered fuel cell products into the hands of our customers, aiding in the quest to achieve global net zero by 2050 and limit global temperature rise to 1.5 degrees Celsius," stated Randy MacEwen, Ballard's President & CEO. "The combination of Ballard's zero-emission fuel cell products, sustainability-based business model, committed workforce, and strong governance practices enables the Company to create long-term value for shareholders while contributing to the decarbonization of the mobility and stationary power sectors."

Jennifer Nakata, Ballard's Director, Environmental, Social, and Governance, added: "in 2022, we accelerated our decarbonization activities by establishing a roadmap and implementation plan for how Ballard will achieve carbon neutrality for corporate emissions by 2030. This plan outlines the priority actions, investments, timing, and policies needed to decouple our business growth from emissions growth. We also continued to develop Ballard as a great place to work, with a work environment that is diverse, equitable, and inclusive."

_______________________________________ [1] Based on company's current business plans and the current business environment, which are subject to change. Actual results may differ materially.

Ballard is committed to ESG reporting best practices. For its 2022 ESG Report, Ballard aligned its disclosures to the internationally recognized ESG reporting standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB) under the sector standard for 'Fuel Cell and Industrial Batteries'.

To view Ballard's 2022 ESG Report, and for more information regarding the Company's sustainability commitments, please visit www.ballard.com/about-ballard/our-sustainability

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated performance and environmental impact of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com; Jennifer Nakata - Director, Environmental Social and Governance, +1.604.453.3933 or sustainability@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 19-JUL-23